Exhibit 12(f)
KENTUCKY UTILITIES COMPANY

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
(Millions of Dollars)

	Successor		Predecessor
	9 Months	2 Months	10 Months
	Ended	Ended	Ended
	Sep. 30,	Dec. 31,	Oct. 31,	Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Earnings, as defined:
Income Before Income Taxes	$226	$55	$218	$200	$226	$244	$226
Adjustment to reflect earnings from equity
method investments on a cash basis	(1)		(4)	11		(5)	(2)
Mark to market impact of derivative
instruments				1	(1)
	225	55	214	212	225	239	224

Total fixed charges as below	56	11	71	79	77	59	41

Total earnings	$281	$66	$285	$291	$302	$298	$265

Fixed charges, as defined:
Interest charges (a)	$53	$10	$69	$76	$74	$57	$39
Estimated interest component of
operating rentals	3	1	2	3	3	2	2

Total fixed charges (b)	$56	$11	$71	$79	$77	$59	$41

Ratio of earnings to fixed charges	5.0	6.0	4.0	3.7	3.9	5.1	6.5

(a)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.
(b)	Interest on unrecognized tax benefits is not included in fixed charges.